UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Thompson, Dennis P.
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/98

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [X] Officer (give title below) [ ] Other (specify below) Vice President, Strategic Alliances

7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $0.0400                                                                     (1)         12/09/04
(right to buy)
Non-Qualified Stock Option     $0.4400                                                                     (2)         11/10/05
(right to buy)
Non-Qualified Stock Option     $2.5800                                                                     (3)         05/15/06
(right to buy)
Non-Qualified Stock Option     $3.9000                                                                     (4)         09/27/06
(right to buy)
Non-Qualified Stock Option     $9.0000                                                                     (5)         06/04/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   1,231                     1,231         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,923                     4,923         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,077                     3,077         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,308                    12,308        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)

Explanation of Responses:

-
(1) Options to purchase 923 shares are currently exercisable, and the remainder of the options become exercisable on September 14, 1998.

(2) Options to purchase 3,692 shares are currently exercisable, and the remainder of the options become exercisable on September 14, 1998.

(3) Options to purchase 1,538 shares are currently exercisable, and the remainder of the options become exercisable in two (2) equal annual installments commencing on May 15, 1999.

(4)Options to purchase 3,077 shares are currently exercisable, and the remainder of the options become exercisable in three (3) equal annual installments commencing on September 27, 1998.

(5) Options to purchase 4,507 share are currently exercisable and options to purchase 5,493 shares become exercisable on January 4, 2001. Options to purchase the remaining 10,000 shares become exercisable in four (4) equal annual installments commencing June 4, 1998.

SIGNATURE OF REPORTING PERSON
/S/ Thompson, Dennis P.
DATE May 20, 1998